November 30, 2016
Benaiah Holdings Group, Inc. 2015 Ayrsley Town Blvd Charlotte NC, 28273
VIA EDGAR
Securities and Exchange Commission Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549
Re: Benaiah Holdings Group, Inc. -
Registration Statement on Form S-1, Registration No. ooo1625639
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the Securities Acf), Benaiah
Holdings Group, Inc. (the "Company") hereby respectfully
requests that the Securities and Exchange Commission (the
"Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 000-1625639), together with all exhibits thereto, initially filed on
November 24, 2014 as subsequently amended
(collectively, the "Reglstratlon Statemenf").
Due to prevailing market conditions, the Company has
determined not to utilize the Registration Statement for an
initial public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to
the Registration Statement.
The Company requests that, in accordance with
Rule 457(p) under the Securities Act, all fees paid to the
Commission in connection with the
filing of the Registration Statement be credited for future use.
Please send copies of the written order
granting withdrawal of the Registration Statement to Mark A Jones, Executive Vice President and Chief Financial Officer
at the above-mentioned address, email at benaiahcorp@gmail.com
If you have any questions with respect to this matter,
please contact Mark A Jones at (336) 462-7417..
Sincerely, BENAIAH HOLDINGS GROUP, INC.
/s/ Mark A Jones
Mark A Jones, Executive Vice
President/ COO